UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended:	December 31, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Grupo TMM, S.A.B.

Full Name of Registrant

Grupo TMM, S.A.

Former Name if Applicable

Hegel 512.

Address of Principal Executive Office (Street and Number)

Colonia Polanco V Sección, 11560 México City, México

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Grupo TMM, S.A.B. (the “Company”) Annual Report on Form 20-F for the fiscal year ended December 31, 2022 cannot be filed within the prescribed time period without unreasonable effort or expense due to delays associated with (i) the compilation of certain information required to be included in the Annual Report and (ii) the completion and approval of our audited consolidated financial statements. The Company expects to file its Form 20-F by no later than May 16, 2022.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Luis Rodolfo Capitanachi Dagdug	5255	5629 8866
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect to record a net profit of Ps. 0.9 million in 2022, compared to a net loss of Ps. 248.1 million in 2021. This change is primarily due to a significant improvement in our business operating results, as we expect to report an operating profit of Ps. 32.5 million and other expenses of Ps. 10.4 million in 2022 compared to an operating loss of Ps. 210.1 million and other expenses of Ps. 169.3 million in 2021. The improvement in our operating income is primarily attributable to the Company’s increase in the number of vessels operated in the offshore segment and in the reactivation of the cruise activity in the shipping agency segment, partially offset by other expenses related to the cancellation of the lease of our former corporate headquarters.

Grupo TMM, S.A.B.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 2, 2023	By:	/s/ Luis Rodolfo Capitanachi Dagdug
		Name:	Luis Rodolfo Capitanachi Dagdug
		Title:	Chief Financial Officer